Via Facsimile Transmission [(202) 942-9527] and EDGAR

						July 9, 1997



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C.  20549

	Re:	Rx Medical Services Corp.
 Registration Statement on Form S-1
 File No. 33-85100

Dear Sir or Madam:

	   Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Rx Medical Services Corp. (the "Registrant") is hereby requesting the consent of the Commission to the withdrawal of the above-referenced registra-
tion statement.  Please be advised that no preliminary prospectuses for this offering have been circulated by the Registrant or its underwriters.

    The Registrant has determined that it does not wish to pursue its public offering at this time, because Registrant has been in the process of restruct-uring its lines of business and putting into effect a plan designed to enable it to achieve profitability, since the bankruptcy filing of Registrant's main operating subsidiary, Manatee Medical Laboratories, Inc., in April 1996.

   	If you need any further information on this matter, please contact the undersigned at (954) 462-1711, or our general counsel, Joseph C. Wasch, at
(954) 462-1711, ext. 105.

                                       			Very truly yours,


                                  	    		/s/ Michael L. Goldberg
		                                      	Michael L. Goldberg
		                                      	Chairman and Chief Executive Officer

Copy to: Shelley E. Parratt
      	  Assistant Director